UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-50953

EVOLVING GOLD CORP.
(Exact name of registrant as specified in its charter)

725 - 666 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 2X8
(604) 685-6375
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Evolving Gold Corp. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the Exchange Act”) sixty days after it filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) to register its shares of common stock under Section 12(g) of the Exchange Act. The Registration Statement on Form 20-F was initially filed on September 23, 2004.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15-F, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2008.

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A.

The Company’s shares of common stock are listed for trading on the TSX Venture Exchange (the “TSXV”), located in the Province of Ontario, Canada. The Company’s shares of common stock also trade on the Frankfurt Stock Exchange (“FSE”). The TSXV constitutes the primary trading market for the Company’s shares.

B.

The Company’s shares were first listed on the TSXV on June 13, 2007 and on the FSE on August 13, 2007. The Company has maintained the listing of the shares on the TSXV and FSE for at least the 12 months preceding the filing of this Form 15-F.

C.

For the 12-month period beginning October 23, 2007 and ending October 22, 2008, the average daily trading volume (“ADTV”) of the Company’s shares of common stock on the TSXV represented approximately 93% of the Company’s ADTV on a worldwide basis.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of October 17, 2008, there were 267 holders of the Company’s shares of common stock who are United States residents.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.

On October 28, 2008, the Company published the notice required by Rule 12h-6(h) of the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

B.	The Company disseminated such notice in the United States by means of a press release issued through Marketwire, which was also furnished to the Commission under cover of Form 6-K on November 5, 2008.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the website of the Canadian Securities Administrators at www.sedar.com.

PART III

Item 10. Exhibits

Press Release dated October 28, 2008.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15-F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.